Exhibit 99.3

JBS S.A.

Unaudited condensed consolidated interim financial information
As of and for the three and nine-month period ended September 30, 2023

Condensed consolidated statements of financial position In thousands of United States dollar - US$

	Note	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	5,349,833	2,526,431
Margin cash	3	186,768	130,209
Trade accounts receivable	4	3,285,889	3,878,125
Inventories	5	5,303,395	5,393,582
Biological assets	6	1,678,798	1,861,106
Recoverable taxes	7	891,300	1,021,701
Derivative assets		154,828	84,890
Other current assets		372,847	319,678
TOTAL CURRENT ASSETS		17,223,658	15,215,722

NON-CURRENT ASSETS
Recoverable taxes	7	1,621,964	1,756,630
Biological assets	6	535,155	501,958
Related party receivables	8	194,997	182,268
Deferred income taxes	9	809,360	605,880
Derivative assets		74,949	23,615
Other non-current assets		237,128	214,293
		3,473,553	3,284,644

Investments in equity-accounted investees		61,519	56,507
Property, plant and equipment	10	12,497,674	11,915,363
Right of use assets	11	1,730,021	1,605,093
Intangible assets	12	1,918,203	1,979,491
Goodwill	13	5,933,171	5,828,691

TOTAL NON-CURRENT ASSETS		25,614,141	24,669,789

TOTAL ASSETS		42,837,799	39,885,511

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed consolidated statements of financial position In thousands of United States dollar - US$

	Note	September 30, 2023	December 31, 2022
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	14	5,025,498	5,943,139
Supply chain finance	14	714,389	588,592
Loans and financing	15	1,845,056	1,577,047
Income taxes	16	31,613	91,070
Other taxes payable	16	134,692	139,088
Payroll and social charges	17	1,205,839	1,198,063
Lease liabilities	11	348,779	342,747
Dividends payable		496	35
Provisions for legal proceedings	18	126,140	174,240
Derivative liabilities		203,567	107,238
Other current liabilities		519,144	410,491
TOTAL CURRENT LIABILITIES		10,155,213	10,571,750

NON-CURRENT LIABILITIES
Loans and financings	15	19,744,867	16,123,101
Income and other taxes payable	16	105,275	116,151
Payroll and social charges	17	482,094	455,942
Lease liabilities	11	1,507,951	1,379,086
Deferred income taxes	9	1,332,768	1,363,072
Provisions for legal proceedings	18	314,338	253,250
Other non-current liabilities		105,449	77,013
TOTAL NON-CURRENT LIABILITIES		23,592,742	19,767,615

EQUITY	19
Share capital - common shares		13,177,841	13,177,841
Capital reserve		(187,886)	(193,118)
Other reserves		(36,075)	(35,177)
Profit reserves		4,299,711	4,299,711
Accumulated other comprehensive loss		(8,164,084)	(8,349,081)
Retained loss		(662,625)	—
Attributable to company shareholders		8,426,882	8,900,176
Attributable to non-controlling interest		662,962	645,970
TOTAL EQUITY		9,089,844	9,546,146
TOTAL LIABILITIES AND EQUITY		42,837,799	39,885,511

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed consolidated statements of income for the nine-month period ended September 30, 2023 and 2022 In thousands of United States dollar - US$ (except for earnings per share)

		Nine-month period ended September 30,
	Note	2023	2022

NET REVENUE	20	53,469,012	54,944,745
Cost of sales	24	(47,741,650)	(45,434,618)
GROSS PROFIT		5,727,362	9,510,127

Selling expenses	24	(3,387,663)	(3,480,739)
General and administrative expenses	24	(1,620,620)	(1,756,604)
Other income		115,003	93,791
Other expenses		(108,517)	(54,487)
NET OPERATING EXPENSES		(5,001,797)	(5,198,039)

OPERATING PROFIT		725,565	4,312,088

Finance income	21	343,113	743,014
Finance expense	21	(1,355,977)	(1,578,731)
NET FINANCE EXPENSE		(1,012,864)	(835,717)

Share of profit of equity-accounted investees, net of tax		9,836	9,957

PROFIT (LOSS) BEFORE TAXES		(277,463)	3,486,328

Current income taxes	9	(136,714)	(954,498)
Deferred income taxes	9	240,469	190,374
TOTAL INCOME TAXES		103,755	(764,124)
NET INCOME (LOSS)		(173,708)	2,722,204

ATTRIBUTABLE TO:
Company shareholders		(215,544)	2,550,419
Non-controlling interest		41,836	171,785
		(173,708)	2,722,204

Basic and diluted earnings (loss) per share - common shares (US$)	22	(0.10)	1.14

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed consolidated statements of income for three-month period ended September 30, 2023 and 2022 In thousands of United States dollar - US$ (except for earnings per share)

		Three-month period ended September 30,
	Note	2023	2022

NET REVENUE	20	18,729,700	18,845,473
Cost of sales	24	(16,465,034)	(15,752,570)
GROSS PROFIT		2,264,666	3,092,903

Selling expenses	24	(1,128,979)	(1,220,881)
General and administrative expenses	24	(595,629)	(586,017)
Other income		17,885	62,567
Other expenses		(23,052)	(16,484)
NET OPERATING EXPENSES		(1,729,775)	(1,760,815)

OPERATING PROFIT		534,891	1,332,088

Finance income	21	123,379	122,445
Finance expense	21	(500,216)	(407,484)
NET FINANCE EXPENSE		(376,837)	(285,039)

Share of profit of equity-accounted investees, net of tax		4,029	2,820

PROFIT BEFORE TAXES		162,083	1,049,869

Current income taxes	9	(98,070)	(250,866)
Deferred income taxes	9	77,492	13,261
TOTAL INCOME TAXES		(20,578)	(237,605)
NET INCOME		141,505	812,264

ATTRIBUTABLE TO:
Company shareholders		117,336	764,579
Non-controlling interest		24,169	47,685
		141,505	812,264

Basic and diluted earnings (loss) per share - common shares (US$)	22	0.05	0.34

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed consolidated statements of comprehensive income for nine-month period ended September 30, 2023 and 2022 In thousands of United States dollar - US$

	Nine-month period ended September 30,
	2023	2022

Net income (loss)	(173,708)	2,722,204

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain on net investment in foreign operations	368,536	1,735,267
Loss on foreign currency translation adjustments	(206,223)	(2,961,427)
Gain (loss) on cash flow hedge	1,323	(40,867)
Deferred income (expense) tax on cash flow hedge	682	(21,052)
Valuation adjustments to equity in subsidiaries	(7,685)	(2,857)
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations	9,640	15,553
Income tax on gain associated with pension and other postretirement benefit obligations	(2,446)	(3,946)
Total other comprehensive income (loss)	163,827	(1,279,329)

Comprehensive Income (loss)	(9,881)	1,442,875

Total comprehensive income attributable to:
Company shareholders	(30,603)	1,394,966
Non-controlling interest	20,722	47,909
	(9,881)	1,442,875

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed consolidated statements of comprehensive income for three-month period ended September 30, 2023 and 2022 In thousands of United States dollar - US$

	Three-month period ended September 30,
	2023	2022

Net income	141,505	812,264

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Loss on net investment in foreign operations	(67,144)	(79,519)
Loss on foreign currency translation adjustments	(477,292)	(717,665)
Gain on cash flow hedge	2,634	8,115
Deferred income (expense) tax on cash flow hedge	1,357	(2,059)
Valuation adjustments to equity in subsidiaries	(3,516)	(14,476)
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations	(2,680)	13,025
Income tax on gain associated with pension and other postretirement benefit obligations	680	(3,305)
Total other comprehensive loss	(545,961)	(795,884)

Comprehensive Income (loss)	(404,456)	16,380

Total comprehensive income (loss) attributable to:
Company shareholders	(435,537)	6,443
Non-controlling interest	31,081	9,937
	(404,456)	16,380

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed consolidated statements of comprehensive income for three-month period ended September 30, 2023 and 2022 In thousands of United States dollar - US$

		Capital reserves				Profit reserves					Other comprehensive income
	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Treasury shares	Legal	Investments statutory	Additional dividends	Tax- incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non- controlling interest	Total equity
BALANCE ON JANUARY 1, 2022	13,177,841	36,321	(154,198)	10,145	(33,747)	(619,298)	455,474	2,963,982	—	—	92,305	(8,024,668)	—	7,904,157	660,795	8,564,952
Net income	—	—	—	—	—	—	—	—	—	—	—	—	2,550,419	2,550,419	171,785	2,722,204
Loss on foreign currency translation adjustments (4)	—	—	—	—	—	—	—	—	—	—	—	(2,834,467)	—	(2,834,467)	(126,960)	(2,961,427)
Gain on net investment in foreign operations (2)	—	—	—	—	—	—	—	—	—	—	—	1,735,267	—	1,735,267	—	1,735,267
Loss on cash flow hedge (5)	—	—	—	—	—	—	—	—	—	—	(61,919)	—	—	(61,919)	—	(61,919)
Valuation adjustments to equity in subsidiaries(3)	—	—	—	—	—	—	—	—	—	—	(4,442)	—	—	(4,442)	1,585	(2,857)
Loss associated with pension and other postretirement benefit obligations	—	—	—	—	—	—	—	—	—	—	10,108	—	—	10,108	1,499	11,607
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	(56,253)	(1,099,200)	2,550,419	1,394,966	47,909	1,442,875

Purchase of treasury shares(1)	—	—	—	—	—	(732,958)	—	—	—	—	—	—	—	(732,958)	—	(732,958)
Sale of treasury shares	—	—	—	—	—	159,256	—	(1,896)	—	—	—	—	—	157,360	—	157,360
Cancellation of treasury shares	—	—	—	—	—	1,214,895	—	(1,214,895)	—	—	—	—	—	—	—	—
Share-based compensation	—	—	3,908	—	—	—	—	—	—	—	—	—	—	3,908	1,235	5,143
Realization of other reserves	—	—	—	—	(839)	—	—	—	—	—	—	—	1,154	315	—	315
Proposed interim dividends	—	—	—	—	—	—	—	(57,913)	454,969	—	—	—	(410,261)	(13,205)	—	(13,205)
Distribution of proposed interim dividends	—	—	—	—	—	—	—	—	—	—	—	—	(410,261)	(410,261)	—	(410,261)
Prescribed dividends	—	—	—	—	—	—	—	—	—	—	—	—	3	3	—	3
Purchase of Pilgrim’s Pride Corporation treasury shares repurchase	—	—	(86,772)	—	—	—	—	—	—	—	—	—	—	(86,772)	(98,166)	(184,938)
Dividends to non-controlling interest	—	—	1,391	—	—	—	—	—	—	—	—	—	—	1,391	(2,172)	(781)
Others	—	—	—	—	(315)	—	—	—	—	—	—	—	—	(315)	150	(165)
BALANCE ON SEPTEMBER 30, 2022	13,177,841	36,321	(235,671)	10,145	(34,901)	21,895	455,474	1,689,278	454,969	—	36,052	(9,123,868)	1,731,054	8,218,589	609,751	8,828,340

BALANCE ON JANUARY 1, 2023	13,177,841	36,321	(239,584)	10,145	(35,177)	—	603,603	2,928,754	—	767,354	61,690	(8,410,771)	—	8,900,176	645,971	9,546,147
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	(215,544)	(215,544)	41,836	(173,708)
Gains on foreign currency translation adjustments(4)	—	—	—	—	—	—	—	—	—	—	—	(183,894)	—	(183,894)	(22,329)	(206,223)
Gain on net investment in foreign operations (2)	—	—	—	—	—	—	—	—	—	—	—	368,536	—	368,536	—	368,536
Loss on cash flow hedge, net of tax (5)	—	—	—	—	—	—	—	—	—	—	2,005	—	—	2,005	—	2,005
Valuation adjustments to equity in subsidiaries (3)	—	—	—	—	—	—	—	—	—	—	(7,685)	—	—	(7,685)	—	(7,685)
Gain associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	—	—	5,979	—	—	5,979	1,215	7,194
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	299	184,642	(215,544)	(30,603)	20,722	(9,881)

Share-based compensation	—	—	5,232	—	—	—	—	—	—	—	—	60	—	5,292	998	6,290
Realization of other reserves	—	—	—	—	(898)	—	—	—	—	—	—	—	898	—	—	—
Distribution of interim dividends	—	—	—	—	—	—	—	—	—	—	—	—	(447,979)	(447,979)	—	(447,979)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(5)	—	(5)	(4,650)	(4,655)
Others	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(79)	(79)
BALANCE ON SEPTEMBER 30, 2023	13,177,841	36,321	(234,352)	10,145	(36,075)	—	603,603	2,928,754	—	767,354	61,989	(8,226,074)	(662,625)	8,426,881	662,962	9,089,843

(1)	Refers to the purchase of PPC treasury shares and share-based payment expenses incurred by subsidiaries.
(2)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries
(3)	Valuation Adjustments to Equity (VAE) arising from derivative financial instruments.
(4)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity's investment, they are considered as equity instruments.
(5)	Refers to the hedge accounting in the indirect subsidiary Seara Alimentos.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed consolidated statements of cash flows for nine-month period ended September 30, 2023 and 2022 In thousands of United States dollar - US$

		Nine-month period ended September 30,
	Note	2023	2022
Cash flows from operating activities
Net income (loss)		(173,708)	2,722,204
Adjustments for:
Depreciation and amortization	6. 10. 11. 12	1,571,803	1,408,470
Expected credit losses	4	9,740	14,568
Share of profit of equity-accounted investees		(9,836)	(9,957)
Gain (loss) on sales of assets		(6,093)	(6,192)
Tax expense	9	(103,755)	764,124
Net finance expense	21	1,012,864	835,718
Share-based compensation		6,290	6,500
Provisions for legal proceedings	18	86,390	24,474
Impairment of goodwill and property, plant and equipment	10 and 13	24,819	—
Net realizable value inventory adjustments	5	(17,868)	(181)
DOJ (Department of Justice) and antitrust agreements	18	42,200	96,743
Fair value adjustment of biological assets	6	80,253	28,629
		2,523,099	5,885,100
Changes in assets and liabilities:
Trade accounts receivable		669,139	(448,635)
Inventories		170,788	(812,120)
Recoverable taxes		27,658	(587,513)
Other current and non-current assets		(85,521)	184,415
Biological assets		(376,531)	(716,236)
Trade accounts payable and supply chain finance		(1,047,993)	(194,526)
Taxes paid in installments		(28,459)	(57,920)
Other current and non-current liabilities		31,839	63,119
DOJ and Antitrust agreements payment		(90,300)	(167,046)
Income taxes paid		(23,764)	(906,914)
Changes in operating assets and liabilities		(753,144)	(3,643,376)

Cash provided by operating activities		1,769,955	2,241,724

Interest paid		(907,966)	(683,630)
Interest received		129,657	109,917

Net cash flows provided by operating activities		991,646	1,668,011

Cash flows from investing activities
Purchases of property, plant and equipment		(1,100,226)	(1,517,922)
Purchases and disposals of intangible assets	12	(6,622)	10,116
Proceeds from sale of property, plant and equipment		18,811	24,911
Additional investments in equity-accounted investees		—	(2,066)
Acquisitions, net of cash acquired		(2,072)	(145,141)
Dividends received		6,537	1,147
Related party transactions		778	512
Others		20,625	7,339
Cash (used in) investing activities		(1,062,169)	(1,621,104)

Cash flows from financing activities
Proceeds from loans and financing		8,096,223	7,601,609
Payments of loans and financing		(4,406,523)	(7,031,903)
Derivative instruments received (settled)		(22,045)	(223,142)
Margin cash		(1,436)	98,616
Dividends paid		(447,979)	(450,769)
Dividends paid to non-controlling interest		(4,655)	(1,904)
Purchase of PPC treasury shares		—	(189,741)
Purchase of treasury shares		—	(719,393)
Sales of treasury shares		—	167,505
Payments of leasing contracts		(318,428)	(323,459)
Cash provided by financing activities		2,895,157	(1,072,581)

Effect of exchange rate changes on cash and cash equivalents		(1,232)	(56,308)
Net change in cash and cash equivalents		2,823,402	(1,081,982)
Cash and cash equivalents beginning of period		2,526,431	4,164,349
Cash and cash equivalents at the end of period		5,349,833	3,082,367
Non-cash transactions:
	Note	2023	2022
Non-cash additions to right of use assets and lease liabilities	11.2	421,921	381,212
Capitalized interest	10	56,559	(32,234)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

1 Background information

1.1 Reporting entity

JBS S.A ("JBS" or the "Company"), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The unaudited condensed consolidated interim financial information comprise the Company and its subsidiaries (collectively, the ‘Group’) as of and for the three and nine-month periods ended September 30, 2023 and were authorized by the Board of Directors on November 13, 2023. The Company has its shares publicly traded and listed on the "Novo Mercado" segment of the Sao Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol "JBSS3". In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

The Company operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Company has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Friboi, Maturatta and Swift.

The condensed consolidated interim financial information includes the Company’s operations in Brazil as well as the activities of its subsidiaries.

1.2 Main events that occurred during the period:

1.2.1 Dual listing in Brazil and the United States: On July 12, 2023, the Company announced the dual listing structure of its shares in Brazil and United States of America, through the JBS B.V, Company, located in Netherlands. The operation will be submitted to the approval of the Extraordinary General Boarding Meeting, to be convened. If this transaction is approved, following its completion at the Brazilian Securities Commission (Comissão de Valores Mobiliários -CVM), JBS B.V will be registered as a foreign issuer to have Brazilian Depositary Receipts - BDRs level II listed on B3 representing its Class A Shares. At the SEC, the JBS B.V. will be registered as a foreign issuer (Foreign Private Issuer – FPI) in order to have its Class A Shares listed on the New York Stock Exchange (NYSE), located in the United States of America.

1.2.2 Registration of debts with the Securities Exchange Commission (SEC): On July 24, 2023, the registration statement related to Offers to Exchange All Outstanding Unregistered Notes of the Series Specified for new notes became effective with the SEC. As a result of the effectiveness of the registration statement the Company will be subject to disclosure requirements and other regulations and standards relating to securities in the United States of America and the compliance obligations of Sarbanes-Oxley ("SOX"), effective as of the second quarter of 2023.

1.2.3 Senior Notes (Bonds): On September 5, 2023, JBS indirect subsidiaries JBS USA Lux S.A., JBS USA Food Company, and JBS Luxembourg S.à r.l. priced senior notes totaling US$1.6 billion (equivalent to R$7.8 billion as of September 30, 2023) with a maturity in 2034 (6.75% JBS Lux 2034 Notes), and US$900 million (equivalent to R$4.4 billion as of September 30, 2023) with a maturity in 2053 (7.25% JBS Lux 2053 Notes). The offering of these notes was closed on September 19, 2023, and the proceeds were primarily used for the payment of short-term debts.

1.3 Seasonality:

In the chicken business, globally, fluctuations are historically greater in the first half of the year, in which the sales volume of some of our special product lines experiences, variations resulting from some holidays, such as Christmas, New Year and Easter. For the beef industry in the United States, during the second and third quarters, the beef industry experiences seasonal demand for beef products that is highest in the summer and fall months in the Northern Hemisphere when weather patterns allow for more activity around the world. outdoors, however in Australia at the end of the fourth quarter a reduction in slaughter was observed due to the lower availability of cattle during the rainy season, which makes transporting the animals difficult. As for the pork sector in the United States and Australia, the greatest demand for pork occurs in the first and fourth quarters, when the availability of pigs combined with holidays increase demand.

2 Basis of preparation

The unaudited condensed consolidated interim financial information as of and for the three and nine-month periods ended September 30, 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2022 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements.

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements. which were authorized by the Board of Directors on March 29, 2023.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

2.1 New standards, amendments and interpretations that are not yet effective

a. Standards, amendments and interpretations recently issued and adopted by the Company

Accounting Policies, Changes in Accounting Estimates and Errors: Amendments to IAS 8

As of January 1, 2023, the amendments clarify about the distinction between changes in accounting estimates and changes accounting policies and correction of errors, in order to correctly apply the amendments. The Company has not identified significant impacts as a result of this change.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction: Amendments to IAS 12

As of January 1, 2023, the amendments narrow the scope of the initial recognition exemption (IRE) so that it no longer applies to transactions that, among other things, on initial recognition, give rise to equal taxable and deductible temporary differences. As a result, a deferred tax asset and a deferred tax liability should be recognized for temporary differences arising on initial recognition of a lease and decommissioning provision. The Company has not identified significant impacts as a result of this change.

b. New standards, amendments and interpretations that are not yet effective

Presentation of Financial Statements: Amendments to IAS 1

As of January 1, 2024, sets out the requirements to defer settlement of a liability and whether the Company has reached these requirements at the end of the reporting period and, also, whether the classification between current and non-current would impact the entity to exercise the postponement right. The amendments also address that only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability would not affect its classification. The Company is following the discussions and so far has not identified significant impacts as a result of this change.

3 Cash and cash equivalents and margin cash

Cash and Cash Equivalents

	September 30, 2023	December 31, 2022
Cash on hand and at banks	2,390,606	1,144,741
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic) (1)	2,959,227	1,381,690
	5,349,833	2,526,431

(1)	CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB's.

Margin Cash

The Group is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as restricted cash as they are not available for use by the Group to fund daily operations. The balance of restricted cash also includes investments in Treasury Bills, as required by the broker, to offset the obligation to return cash collateral. The bills hedge inflation (or deflation) risk when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

	September 30, 2023	December 31, 2022
Margin cash (Restricted cash)	120,103	59,088
Investments in Treasury Bills	66,665	71,121
	186,768	130,209

4 Trade accounts receivable

	September 30, 2023	December 31, 2022
Current receivables
Domestic sales	2,083,895	2,137,350
Foreign sales	649,910	969,442
Subtotal	2,733,805	3,106,792
Overdue receivables:
From 1 to 30 days	369,562	482,104
From 31 to 60 days	48,402	113,266
From 61 to 90 days	32,777	66,493
Above 90 days	190,131	199,084
Expected credit losses	(83,662)	(82,636)
Present value adjustment (1)	(5,126)	(6,978)
Subtotal	552,084	771,333
Trade accounts receivable, net	3,285,889	3,878,125

(1)	The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest used to calculate the present value of outstanding receivables on September 30, 2023 were, mostly in Brazil, 1.8% per transaction(1.3% per transaction at December 31, 2022). Realization of the present value adjustment is recognized as deduction item to sales revenue.

The Group carry out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third-party customers in the domestic and foreign markets. The assignment transactions are negotiated with a permanent transfer of the risks and benefits to the financial institutions.

Within trade accounts receivable, the diversity of the portfolio significantly reduces overall credit risk. To further mitigate credit risk, parameters have been put in place when credit is provided to customers such as requiring minimum financial ratios, analyzing the operational health of customers, and reviewing references from credit monitoring entities.

The Group does not have any customer that represents more than 10% of its trade receivables or revenues.

Expected credit losses are estimated based on an analysis of the age of the receivable balances and the client's current credit rating status. The Group writes-off accounts receivables when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected. The resulting bad debt expense is recognized in the statement of income within “Selling Expenses”.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

Changes in expected credit losses:
	September 30, 2023	September 30, 2022
Balance at the beginning of the period	(82,636)	(82,318)
Additions	(9,740)	(14,568)
Write-offs/Reversals	9,711	7,032
Exchange rate variation	(997)	1,502
Balance at the end of the period	(83,662)	(88,352)

5 Inventories

	September 30, 2023	December 31, 2022
Finished products	3,308,505	3,296,410
Work in process	581,551	523,293
Raw materials	787,603	932,317
Supplies	625,736	641,562
	5,303,395	5,393,582

Changes in the realizable value of inventories is recognized in the financial statements as "Cost of sales" and is presented below:

	September 30, 2023	September 30, 2022
Balance at the beginning of the period	(59,525)	(44,555)
Additions	(36,917)	(57,803)
Write-off	54,785	44,639
Exchange rate variation	(2,213)	(1,806)
Balance at the end of the period	(43,870)	(59,525)

6 Biological assets

Changes in biological assets:	Current		Non-current
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Balance at the beginning of the period	1,861,106	1,415,834	501,958	429,010
Acquired in business combination	—	32,344	—	12,678
Business combination adjustments	(24,542)	—	—	—
Increase by reproduction (born) and cost to reach maturity	9,662,207	9,137,195	631,788	572,513
Reduction for slaughter, sale or consumption	(10,140,478)	(9,279,440)	(47,496)	(50,699)
Purchases	331,670	406,532	134,415	128,419
Decrease by death	(181,621)	(59,287)	(13,954)	(11,411)
Fair value adjustments	(80,253)	(28,648)	—	19
Reclassification from non-current to current	229,989	212,801	(229,990)	(212,801)
Exchange rate variation	20,720	(228,059)	4,197	(37,679)
Changes in fair value (including amortization of breeders)	—	—	(445,763)	(373,741)
Balance at the end of the period	1,678,798	1,609,272	535,155	456,308

7 Recoverable taxes

Recoverable taxes as of September 30, 2023 and December 31, 2022 was comprised of the following:

	September 30, 2023	December 31, 2022
Value-added tax on sales and services – ICMS / IVA / VAT / GST	928,406	1,006,814
Social contribution on billings - PIS and COFINS	474,040	527,607
Withholding income tax - IRRF / IRPJ	1,068,409	1,199,323
Excise tax – IPI	21,317	24,478
Reintegra	8,857	9,551
Other	12,235	10,558
	2,513,264	2,778,331

Current	891,300	1,021,701
Non-current	1,621,964	1,756,630
	2,513,264	2,778,331

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable. Information on the Group’s structure is provided in Note 1.1 - Reporting entity.

Related party receivables

	September 30, 2023	December 31, 2022
J&F Oklahoma Holdings Inc (1)	81,019	76,665
J&F Participações S.A. (2)	113,129	104,101
Flora Produtos de Higiene e Limpeza S.A.	849	1,502
	194,997	182,268

(1)	In December 2019, the Company assumed receivables previously held by its indirect subsidiary Moyer Distribution with J&F Oklahoma arising from a credit line granted due to cattle purchase operations in the USA.
(2)	Refers to the leniency expenses refund.

Other financial transactions in the Group

The Company entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent company J&F, pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and abroad. The assignments are at the face value of the receivable less the discount applied by Banco Original through a transfer without recourse to JBS S.A. of all of the associated risks and benefits of such trade accounts receivables. For the Nine-month period ended September 30, 2023, the Company incurred in a loss from the sale of the receivables of US$71,773 (US$52,223 at September 30, 2022), recognized as financial expenses.

As of September 30, 2023, the Company held investments with Banco Original, of US$815,865 (US$408,817 as of December 31, 2022), recognized as cash and cash equivalents. The cash investments and cash equivalents have similar rates of return as CDIs (Certificado de Depósito Interbancário). For the Nine-month period ended September 30, 2023, the Company earned interest from these investments of US$14,191 (US$2,181 for the nine-month period ended September 30, 2022), recognized as financial income.

The Group is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the Nine-month period ended September 30, 2023, the Company made donations of US$15,720 (US$29,910 at September 30, 2022), respectively, recognized as general and administrative expenses.

JBJ Agropecuária Ltda., or JBJ, a related party, supplies cattle to JBS S.A.’s slaughterhouses. Transactions with JBJ are recurrent and conducted in the normal course of JBS S.A.’s business, in accordance with its needs and JBJ’s capacity to deliver cattle. JBJ shared transportation services from the Group. The value of the transactions varies in accordance with the number of animals processed and pursuant to market conditions. As of September 30, 2023, the total amounts of accounts receivable and accounts payable were US$291 (US$558 as of December 31, 2022) and US$52,590 (US$7,735 as of December 31, 2022), respectively. For the Nine-month period ended September 30, 2023, the total net revenue to JBJ was US$3,336 (US$7,708 at September 30, 2022) and the total amount of purchases made by JBJ from the Group for the Nine-month period ended September 30, 2023 was US$252,792 (US$350,579 at September 30,2022).

Flora Produtos de Higiene e Limpeza S.A., or Flora, is controlled by J&F. Flora purchases products (beef tallow, palm oil, babassu oil and cans) from JBS S.A. and manufactures soaps. As of September 30, 2023, the total amounts from accounts receivable were US$11,515 (US$6,585 as of December 31, 2022). For the Nine-month period ended September 30, 2023, the total net revenue to Flora was US$47,129 (US$54,295 at September 30, 2022) and the total amount of purchases made by Flora for the Nine-month period ended September 30, 2023 and 2022 was US$860..

The Company has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Company until the cattle are delivered. Based on these future delivery contracts. As of September 30, 2023, the Company has these commitments agreements in the amount of US$47,797 (US$85,478 as of December 31, 2022).

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the Nine-month period ended September 30, 2023.

Remuneration of key management

The Company's key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Company’s key management during the Nine-month period ended September 30, 2023 and 2022 was:

	2023	2022
Salaries and wages	5,980	7,678
Variable cash compensation	18,658	18,727
	24,638	26,405

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officer are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

9 Income taxes

a.  Composition of deferred tax income and social contribution

	September 30, 2023	December 31, 2022
Deferred income taxes assets	809,360	605,880
Deferred income taxes liabilities	(1,332,768)	(1,363,072)
	(523,408)	(757,192)

	Balance at January 1, 2023	Income statement	Exchange variation	Other Adjustments(1)	Balance at September 30, 2023
Tax losses and negative basis of social contribution	649,164	292,676	18,156	—	959,996
Expected credit losses on trade accounts receivable	31,572	517	861	—	32,950
Provisions for contingencies	94,153	(2,585)	1,721	—	93,289
Present value adjustment	11,326	(4,671)	472	—	7,127
Tax credits	13,196	(104)	(13)	21	13,100
Labor accident accruals	6,139	1,236	—	—	7,375
Pension plan	10,485	45	(60)	(4,023)	6,447
Trade accounts payable accrual	284,235	72,675	2,823	—	359,733
Non-deductible interest	76,563	115,601	1	—	192,165
Right of use assets	22,583	24,640	446	—	47,669
Other temporary differences - assets	141,120	(56,156)	6,881	3,479	95,324
Goodwill amortization	(785,958)	(5,582)	(29,528)	—	(821,068)
Present value adjustment - Trade accounts payable	(8,105)	1,512	(341)	—	(6,934)
Business combinations	(441,428)	4,399	(1,222)	—	(438,251)
Inventory valuation	(109,703)	(162,640)	1	—	(272,342)
Hedge operations	8,209	(13,853)	540	416	(4,688)
Realization of other reserves	(110,379)	2,462	(4,635)	—	(112,552)
Accelerated depreciation and amortization	(586,839)	(29,703)	(18)	—	(616,560)
Other temporary differences - liabilities	(63,525)	—	(2,663)	—	(66,188)
Deferred taxes, net	(757,192)	240,469	(6,578)	(107)	(523,408)

(1)	Changes in the deferred tax statement of financial position accounts that do not directly impact income statement accounts, are shown in the column Other Adjustments. These adjustments refer mainly to: the direct subsidiary Brazservice Ltda. incorporated into the Company; deferred taxes on cash flow hedge transactions recognized in other comprehensive income, carried out by the subsidiary Seara Alimentos; and, gains associated with pension and other postretirement benefit obligations in the United States of America; and impacts related to the acquisitions of the King’s group in Italy and Rivalea in Australia.

	Balance at January 1, 2022	Income statement	Exchange variation	Other Adjustments (1)	Balance at September 30, 2022
Tax losses and negative basis of social contribution	431,501	87,393	999	—	519,893
Expected credit losses on trade accounts receivable	26,259	74	(8,885)	—	17,448
Provisions for contingencies	97,506	(1,533)	(67,139)	—	28,834
Present value adjustment	8,165	1,054	(8,666)	—	553
Tax credits	13,438	(883)	22	(40)	12,537
Rules for Animal Farming - Foreign Subsidiaries	7,815	—	(2,719)	—	5,096
Labor accident accruals	39,203	(9,762)	1	—	29,442
Pension plan	21,677	9,023	22	(5,036)	25,686
Trade accounts payable accrual	257,023	(31,797)	(195,077)	—	30,149
Non-deductible interest	5,894	27,563	—	—	33,457
Right of use assets	6,072	2,785	(8,352)	—	505
Other Active Temporary Differences	53,439	(1,353)	(49,046)	1	3,041
Goodwill amortization	(705,645)	(8,591)	107,984	—	(606,252)
Present value adjustment - Trade accounts payable	(6,015)	(1,479)	7,909	—	415
Business combinations	(473,415)	58,742	13,896	(5,582)	(406,359)
Inventory valuation	23,596	7,331	(1)	—	30,926
Customer returns accruals - Foreign subsidiaries	(33,416)	5,682	—	—	(27,734)
Hedge operations	(27,002)	9,491	(3,248)	25,796	5,037
Realization of other reserves	(106,120)	2,428	55,948	—	(47,744)
Accelerated depreciation and amortization	(492,570)	77,440	(439)	—	(415,569)
Other temporary differences - liabilities	(29,127)	(41,149)	69,601	(311)	(986)
Deferred taxes, net	(881,722)	192,459	(87,190)	14,828	(761,625)

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

b.  Reconciliation of income tax and social contribution expense:

	Nine-month period ended September 30,		Three-month period ended September 30,
	2023	2022	2023	2022
Profit before taxes (PBT)	(277,463)	3,486,328	162,083	1,049,869
Brazilian statutory corporate tax rate	34.00%	34.00%	34.00%	34.00%
Expected tax benefit (expense)	94,337	(1,185,352)	(55,108)	(356,955)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	3,339	3,386	1,364	959
Non-taxable tax benefits (1)	366,689	145,417	130,363	49,888
Difference of tax rates on taxable income from foreign subsidiaries	(43,525)	335,789	(14,854)	103,231
Transfer pricing adjustments	(2,497)	(2,396)	(665)	(599)
Profits taxed by-foreign jurisdictions (3)	(271,871)	(156,644)	(96,399)	(55,787)
Deferred income tax not recognized	(184,575)	(1,573)	(41,244)	(49,809)
Withholding tax expense	—	(2,705)	—	—
Non-taxable interest	98,879	87,094	34,920	42,080
Donations and social programs (4)	(5,168)	(107)	(1,256)	(6)
SELIC interest on tax credits (2)	4,309	1,863	1,843	1,481
Other permanent differences	43,838	11,104	20,458	27,912
Current and deferred income tax benefit (expense)	103,755	(764,124)	(20,578)	(237,605)

Current income tax	(136,714)	(954,498)	(98,070)	(250,866)
Deferred income tax	240,469	190,374	77,492	13,261
	103,755	(764,124)	(20,578)	(237,605)
Effective income tax rate	37.39%	21.92%	12.70%	22.63%

(1)	The Company and its subsidiaries recognize grants given by state governments as a presumed credit, partial and full reduction of the ICMS calculation base of certain goods in its production chain, in accordance with the regulations of each state. The amounts appropriated from these tax incentives as revenue in the income statement are excluded from the calculation of taxes on income, when the requirements set forth in current legislation are achieved. During the Nine-month period ended September 30, 2023, the Group recorded the amount of government subsidies in the amount of US$1,106,454 (US$400,042 as of the nine-month period ended September 30, 2022), of which US$446,680 of presumed credit (US$400,043 as of the nine-month period ended September 30, 2022) and US$659,774 of reduction and exemption from ICMS, (nil as of the nine-month period ended September 30, 2022) excluded from its calculation basis for income tax and social contribution. The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain in the Nine-month period ended September 30, 2023 of US$152,445 referring to the presumed credit (US$142,060 as of the nine-month period ended September 30, 2022) and US$224,322 of exemption and base reduction (nil as of the nine-month period ended September 30, 2022).

On June 12, 2023, the decision of the judgment of Special Appeals n. 1,945,110 and 1,987,158 (Repeating Item 1182), which discusses the requirement of IRPJ and CSLL on amounts related to ICMS tax incentives, other than those granted in the form of presumed credits. The judgment in question stated that the taxes in question are not due, provided that the requirements of article 30 of Law n. 12,973/2014, in line with the procedure adopted by the Company.

(2)	Recognition of the income tax exemption on interest income on tax credits, due to a ruling of the STF (Federal Court of Justice), on September 23, 2021.

(3)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(4)	Refers to the donations, as described in Note 24 – Expenses by nature.

10 Property, plant and equipment

Changes in property, plant and equipment:

	Balance at January 1, 2023	Adjustment in business combination(3)	Additions net of transfers(1)	Disposals	Depreciation	Exchange rate variation	Balance at September 30, 2023
Buildings	3,779,963	4	541,948	(15,814)	(191,223)	54,042	4,168,920
Land	1,056,590	—	62,178	(292)	—	16,837	1,135,313
Machinery and equipment	3,832,826	10,180	737,122	(30,046)	(444,787)	45,696	4,150,991
Facilities	575,290	—	152,148	(885)	(32,899)	27,212	720,866
Computer equipment	116,263	—	49,073	(583)	(32,550)	2,182	134,385
Vehicles (land and air)	214,898	—	78,467	(5,872)	(31,789)	2,200	257,904
Construction in progress	2,124,483	—	(458,099)	(2,162)	—	35,570	1,699,792
Other	215,050	(15)	46,070	(8,995)	(26,225)	3,618	229,503
	11,915,363	10,169	1,208,907	(64,649)	(759,473)	187,357	12,497,674

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

	Balance at January 1, 2022	Acquired in business combination(2)	Additions net of transfers(1)	Disposals	Depreciation	Exchange rate variation	Balance at September 30, 2022
Buildings	3,500,836	50,637	142,740	(565)	(118,161)	37,270	3,612,757
Land	944,922	24,670	9,557	(121)	—	20,424	999,452
Machinery and equipment	3,569,854	35,844	312,964	(1,386)	(280,145)	66,605	3,703,736
Facilities	487,028	831	41,212	(57)	(16,810)	31,209	543,413
Computer equipment	121,959	705	14,245	(4,168)	(20,880)	(761)	111,100
Vehicles (land and air)	180,960	1,662	14,592	(4,143)	(14,616)	(47,688)	130,767
Construction in progress	1,218,888	3,530	412,609	—	—	16,956	1,651,983
Other	183,842	3,846	24,420	(546)	(16,028)	(3,289)	192,245
	10,208,289	121,725	972,339	(10,986)	(466,640)	120,726	10,945,453

(1)	Additions for each category includes transfers from construction in progress during the period.
(2)	Refers to the acquisitions completed during the first half of 2022, such as King's and Rivalea during the first quarter and, BioTech, during the second quarter.
(3)	Refers to the business combination adjustment of the acquisition of TriOak acquired during the 2022 financial year.

For Nine-month period ended September 30, 2023, the amount of capitalized interest added to construction in progress and included in additions was US$56,559 (US$32,234 at September 30, 2022).

Annually, the Company tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). The tests for recoverability of assets are applied at the end of each fiscal year on December 31, follow by indications of impairment during the year. For Nine-month period ended September 30, 2023 the Company recognized impairment in property, plant and equipment in the amount of US$21,745, related to the indirect subsidiary Planterra Foods Company, located at United States, due the closing of its operations.

11 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 8.07% (7.30% at December 31, 2022).

11.1 Right of use asset

Changes in the right of use asset:

	Balance at January 1, 2023	Acquired in business combination(2)	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at September 30, 2023
Growing facilities	823,989	(10,552)	149,059	(10,971)	(124,080)	15,792	843,237
Buildings	426,996	—	158,701	(5,866)	(61,739)	9,387	527,479
Vehicles (land, air and sea)	201,655	—	78,132	(634)	(53,782)	(3,412)	221,959
Machinery and equipment	104,890	—	25,209	(1,098)	(38,250)	1,027	91,778
Operating plants	18,706	—	5,335	(138)	(4,742)	719	19,880
Land	19,641	—	1,408	(24)	(1,928)	344	19,441
Computer equipment	9,216	—	(33)	4	(3,331)	391	6,247
	1,605,093	(10,552)	417,811	(18,727)	(287,852)	24,248	1,730,021

	Balance at January 1, 2022	Acquired in business combination (1)	Adjustment in business combination	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at September 30, 2022
Growing facilities	610,411	10,467	—	177,872	(35,034)	(95,519)	24,843	693,040
Buildings	396,209	63	—	112,167	(3,188)	(44,199)	(52,177)	408,875
Vehicles (land, air and sea)	220,607	3,263	—	52,272	(8,483)	(57,340)	(25,017)	185,302
Machinery and equipment	124,304	(702)	—	27,719	(2,805)	(47,287)	14,298	115,527
Operating plants	20,358	—	—	5,427	(7,530)	(3,263)	1,606	16,598
Land	19,698	2,561	(38,713)	1,094	(14)	(2,039)	81,640	64,227
Computer equipment	12,007	—	—	3	(2,875)	(2,533)	4,448	11,050
Furniture and appliances	15	—	—	—	(14)	(3)	2	—
	1,403,609	15,652	(38,713)	376,554	(59,943)	(252,183)	49,643	1,494,619

(1)	Refers to Rivalea's, which was acquired during the first quarter of 2022.
(2)	Refers to the business combination adjustment of the acquisition of TriOak acquired during the 2022 financial year.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

11.2 Lease liabilities

	September 30, 2023	December 31, 2022
Undiscounted lease payments	2,270,767	2,089,765
Present value adjustment	(414,037)	(367,932)
	1,856,730	1,721,833
Breakdown:
Current liabilities	348,779	342,747
Non-current liabilities	1,507,951	1,379,086
	1,856,730	1,721,833

Changes in the lease liability:

	Balance at January 1, 2023	Business Combination Adjustment	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at September 30, 2023
Lease liability	1,721,833	(10,401)	421,921	73,463	(354,947)	(7,456)	12,317	1,856,730

	Balance at January 1, 2022	Acquired in business combination(1)	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at September 30, 2022
Lease liability	1,506,043	15,585	381,212	62,102	(323,459)	(61,628)	(14,893)	1,564,962

(1)	Refers to Rivalea's, which was acquired during the first quarter of 2022.

The non-current portion of the lease liability schedule is as follows:

September 30, 2023
2024	254,211
2025	248,975
2026	196,005
2027	145,561
2028	118,580
Maturities after 2028	875,501
Total Future Minimum Lease Payments	1,838,833
Less: Imputed Interest	(330,882)
Present Value of Lease Liabilities	1,507,951

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

12 Intangible assets

Changes in intangible assets:

	Balance at January 1, 2023	Additions	Disposals	Amortization	Exchange rate variation	Balance at September 30, 2023
Amortizing:
Trademarks	315,912	457	—	(16,846)	5,510	305,033
Software	21,079	5,980	(12)	(3,801)	818	24,064
Customer relationships	549,705	2,370	(2,434)	(54,999)	2,692	497,334
Supplier contracts	30,509	—	—	(2,864)	777	28,422
Others	833	36	(28)	(204)	(2)	635
Non-amortizing:
Trademarks	1,050,106	253	—	—	1,143	1,051,502
Water rights	11,347	—	—	—	(134)	11,213
	1,979,491	9,096	(2,474)	(78,714)	10,804	1,918,203

	Balance at January 1, 2022	Acquired in business combination(1)	Business Combination Adjustment	Additions	Disposals	Amortization	Exchange rate variation	Balance at September 30, 2022
Amortizing:
Trademarks	335,452	21,138		5	—	(16,863)	(11,822)	327,910
Software	16,609	57		5,954	(55)	(3,301)	1,994	21,258
Customer relationships	645,509	—	1,101	—	—	(58,194)	4,476	592,892
Supplier contracts	32,967	—		—	—	(2,837)	3,418	33,548
Others	1,001	556		—	—	(288)	122	1,391
Non-amortizing:
Trademarks	1,107,993	14	834	281	—	—	(38,984)	1,070,138
Water rights	11,595	—		—	—	—	668	12,263
	2,151,126	21,765	1,935	6,240	(55)	(81,483)	(40,128)	2,059,400

(2)	Refers to the acquisitions completed during the first semester of 2022, such as King's during the first quarter and, BioTech, during the second quarter.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

13 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in "Goodwill" in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Changes in goodwill:

	September 30, 2023	September 30, 2022
Balance at the beginning of the period	5,828,691	5,835,418
Acquired in business combination	—	39,967
Business combinations adjustment (1)	11,842	5,511
Disposal	—	(16,358)
Exchange rate variation	92,638	8,037
Balance at the end of the period	5,933,171	5,872,575

(1)	Refers to the business combination adjustment in TriOak.

CGUs	September 30, 2023	December 31, 2022
Brazil Beef	1,811,232	1,738,300
Seara	741,581	711,821
Moy Park	746,985	735,403
USA Pork	694,534	694,534
Australia Meat	265,673	277,116
Australia Smallgoods	293,747	306,405
Vivera	124,925	124,515
Pilgrim's Food Masters (PFM)	324,281	320,667
Others CGUs without significant goodwill	930,213	919,930
Total	5,933,171	5,828,691

For the Nine-month period ended September 30, 2023 and 2022 there were no indicators of impairment of goodwill within any CGU.

14 Trade accounts payable

	September 30, 2023	December 31, 2022
Domestic:
Commodities	1,369,800	1,833,012
Materials and services	3,354,513	3,881,686
Finished products	36,502	13,773
Present value adjustment	(16,872)	(15,078)
	4,743,943	5,713,393

Foreign:
Commodities	27,618	36,602
Materials and services	252,361	192,280
Finished products	1,576	864
	281,555	229,746

Total trade accounts payable	5,025,498	5,943,139

Supply chain finance (1)
Domestic	706,241	574,280
Foreign	8,148	14,312
Total supply chain finance	714,389	588,592
Total	5,739,887	6,531,731

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. These transactions do not extend payment terms beyond the normal terms with other suppliers. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Company has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Company guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Company until the cattle are delivered. Based on these future delivery contracts, JBJ has already advanced this operation with the banks under the supply chain finance method. As of September 30, 2023, the amount of this transaction was US$63,963 (US$86,593 at December 31, 2022), this operation is recognized as supply chain finance.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

15 Loans and financing

	Average			Payment	Current		Non-current
Type	annual interest rate	Currency	Index	terms/ non-current debt	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Foreign currency
ACC - Advances on exchange contracts	7.28%	USD	SOFR	2023 - 24	955,802	416,772	—	51,056
Prepayment	6.68%	USD	SOFR	2023 - 27	166,697	397,508	519,260	378,479
FINIMP – Import Financing	6.29%	USD and EUR	Libor and Euribor	2023 - 25	47,835	100,641	2,154	3,041
White Stripe credit facility	8.46%	USD and CAD	—	2023	2,691	3,020	—	—
Working capital - Dollar	8.93%	USD	Libor	2030	358	1,735	2,624	2,841
CRA - Agribusiness Credit Receivable Certificates	3.98%	USD	—	2027	385	93	20,501	12,757
Scott credit facilities	2.20%	USD	—	2024	—	—	1,770	1,794
					1,173,768	919,769	546,309	449,968
Local currency
FINAME	5.83%	BRL	—	2023 - 25	612	885	55	441
FINEP	9.01%	BRL	—	2025	932	890	771	1,395
Prepayment	7.70%	GBP, USD	SOFR	2023	32,769	9,543	80,000	—
Notes 2,50% JBS Lux 2027	2.50%	USD	—	2027	4,861	11,181	985,127	982,084
Notes 5,13% JBS Lux 2028	5.13%	USD	—	2028	6,919	23,703	885,559	883,767
Notes 6,50% JBS Lux 2029	6.50%	USD	—	2029	2,253	1,000	77,881	77,869
Notes 3,00% JBS Lux 2029	3.00%	USD	—	2029	2,650	7,200	585,492	583,499
Notes 5,50% JBS Lux 2030	5.50%	USD	—	2030	13,368	30,747	1,239,487	1,238,251
Notes 3,75% JBS Lux 2031	3.75%	USD	—	2031	5,937	1,302	495,182	494,748
Notes 3,00% JBS Lux 2032	3.00%	USD	—	2032	10,833	3,417	979,720	977,988
Notes 3,63% JBS Fin 2032	3.63%	USD	—	2032	7,049	16,212	983,974	982,586
Notes 5,75% JBS Lux 2033	5.75%	USD	—	2033	56,973	60,575	1,999,701	1,997,613
Notes 4,38% JBS Lux 2052	4.38%	USD	—	2052	5,797	15,750	887,118	886,786
Notes 6,50% JBS Lux 2052	6.50%	USD	—	2052	31,904	6,997	1,527,074	1,526,735
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	1,087	—	883,090	—
Notes 6.75% JBS Lux 2034	6.75%	USD		2034	1,800	—	1,575,449	—
Notes 5,88% PPC 2027	5.88%	USD	—	2027	24,275	11,930	843,242	842,009
Notes 4,25% PPC 2031	4.25%	USD	—	2031	18,889	8,382	983,834	982,248
Notes 3,50% PPC 2032	3.50%	USD	—	2032	2,100	10,063	890,901	890,113
Notes 6,25% PPC 2033	6.25%	USD	—	2033	27,083	—	983,566	—
PPC term loan		USD	Libor	2023	—	26,728	—	452,188
Working capital - Brazilian Reais	18.91%	BRL	TJLP	2023	3,490	16,415	17,183	647
Working capital - Euros	4.26%	EUR	Euribor	2023	20,806	11,665	2,131	1,903
Credit note – export	14.95%	BRL	CDI	2023 - 28	88,631	145,116	423,883	294,891
CDC - Direct credit to consumers	16.17%	BRL	—	2023 - 28	18,038	7,723	11,366	90
Rural - Credit note - Prefixed	11.00%	BRL	—	2023	228,567	35,460	—	—
Rural - Credit note		BRL	CDI	2024	—	800	—	1,118
CRA - Agribusiness Credit Receivable Certificates	8.97%	BRL	CDI e IPCA	2024 - 37	28,885	163,492	1,743,775	1,460,108
Scott credit facilities	7.32%	AUD, EUR e USD	—	2023-24	7,140	13,448	211	40
Beardstown Pace credit facility	3.66%	USD	—	2035 - 50	7,263	7,425	66,285	62,969
JBS Australia Feedlot Agreement	2.76%	AUD	—	2023-24	817	258	32,205	33,592
Other	5.28%	Diversos	Diversos	2024 - 31	9,560	8,971	14,296	17,455
Total					671,288	657,278	19,198,558	15,673,133

					1,845,056	1,577,047	19,744,867	16,123,101

(1)	FINAME - Government Agency for Machinery and Equipment Financing
(2)	FINEP - Research and projects financing
(3)	The amendments to IFRS for Interest Rate Benchmark Reform are effective for annual periods beginning on or after January 1, 2021. In line with the LIBOR and other Interbank Offered Rates (IBORs) transition project, the Group has been following the evolution of this matter with its partner banks and been discussing how to replace the index in current contracts. The new contracts are negotiated at the Overnight Guaranteed Financing Rate ("SOFR"), and the current contracts remain indexed to LIBOR until the settlement date, without conversion impacts.

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, TJLP (the Brazilian government’s long-term interest rate), LIBOR and EURIBOR, among others.

The availability of revolving credit facilities for JBS USA was US$2,9 billion as of September 30, 2023 (US$2,8 billion as of December 31, 2022). In Brazil, the availability of revolving credit facilities was US$450,000 (US$450,000 at December 31, 2022).

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	September 30, 2023
2024	207,939
2025	471,433
2026	206,282
2027	2,104,086
2028	1,075,715
Maturities after 2028	15,679,412
19,744,867

15.1 Guarantees and contractual restrictions ("covenants")

The Company was in compliance with all of its debt covenant restrictions at September 30, 2023 .

The Company, together with its indirect subsidiaries JBS Global Luxembourg S.à.r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited, are guarantors of certain senior notes listed with the U.S. Securities and Exchange Commission.

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	September 30, 2023	December 31, 2022
Taxes payable in installments	69,361	89,930
PIS / COFINS tax payable	31,915	30,218
ICMS / VAT / GST tax payable	29,445	28,081
Withholding income taxes	6,465	8,585
Others	102,781	98,425
Subtotal	239,967	255,239
Income taxes payable	31,613	91,070
Total	271,580	346,309

Breakdown:
Current liabilities	166,305	230,158
Non-current liabilities	105,275	116,151
	271,580	346,309

17 Payroll and social charges

Payroll and social charges are comprised of the following:

	September 30, 2023	December 31, 2022
Social charges in installments	479,867	431,054
Bonus and vacation along with related social charges	722,262	735,770
Salaries and related social charges	430,690	436,364
Others	55,114	50,817
	1,687,933	1,654,005
Breakdown:
Current liabilities	1,205,839	1,198,063
Non-current liabilities	482,094	455,942
	1,687,933	1,654,005

Labor taxes payable in installments: In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that was unconstitutional the subrogation of the collection of social security contributions referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or cooperatives purchasing production. The Company is also waiting for the approval of the minute of judgment and the decision by the STF that will define the period for which the decision will take effect. On September 30, 2023 the Company and its subsidiaries has recognized under Taxes payable in installments the amount of US$351,466, related to the FUNRURAL. During Nine-month period ended September 30, 2023, the Company and its subsidiaries paid installments in cash and offset with the balance of recoverable taxes the amount of US$225,657.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

18 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed probable based on estimated costs determined by management as follow:

	September 30, 2023	December 31, 2022
Labor	105,924	99,270
Civil	194,076	222,800
Tax and Social Security	140,478	105,420
Total	440,478	427,490

Breakdown:

	September 30, 2023	December 31, 2022
Current liabilities	126,140	174,240
Non-current liabilities	314,338	253,250
	440,478	427,490

Changes in provisions:

	Balance at January 1, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at September 30, 2023
Labor	99,270	45,704	(51,082)	7,930	4,102	105,924
Civil	222,800	63,957	(108,316)	13,516	2,119	194,076
Tax and social security	105,420	18,929	(560)	12,580	4,109	140,478
Total	427,490	128,590	(159,958)	34,026	10,330	440,478

	Balance at January 1, 2022	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at September 30, 2022
Labor	96,551	35,443	(45,093)	6,868	10,956	104,725
Civil	281,135	101,195	(171,548)	3,270	18,288	232,340
Tax and social security	100,379	(15,421)	(1,495)	6,387	10,884	100,734
Total	478,065	121,217	(218,136)	16,525	40,128	437,799

In the subsidiary JBS USA:

Civil Proceedings: Refers to several class action lawsuits, alleging violations of federal and state antitrust, unfair competition, unfair enrichment, deceptive trade practice, and consumer protection laws on sales of beef, pork and chicken. As of the nine-month period ended September 30, 2023 the indirect subsidiary JBS USA recognized an increase in the provision in the amount of US$42,200 (US$96,742 for the nine-month period ended at September 30, 2022), and for the three-month period ended September 30, 2023, in the amount of US$10,500 (US$31,300 at the three-month period ended at September 30, 2022). Also, for the nine-month period ended September 30, 2023, were paid US$90,000 (US$167,045 for the nine-month period ended September 30, 2022). At September 30, 2023, the remaining provision is US$126,140 (US$169,540 at the nine-month period ended at September 30, 2022).

The Company, together with its legal department and hired external legal counsel, continues to monitor the developments of the antitrust proceedings and have determined that the accounting provisions measured and are recorded based on best estimate of probable losses.

19 Equity

a.	Share capital: Share capital on September 30, 2023 and December 31, 2022 was US$13,177,841, represented by 2,218,116,370 common shares, having no nominal value and there were no changes in the Nine-month period ended September 30, 2023.

b.	Profit reserve:

b1.	Treasury shares: Treasury shares include shares repurchased by the Company. As of September 30, 2023, the Company had no balance in treasury shares.

c.	Non-controlling interest: Material non-controlling interest as of September 30, 2023 consisted of the 17.5% (17.3% as of December 31, 2022), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.5% as of September 30, 2023 (82.7% as of December 31, 2022) of the total. The profit allocated to the PPC non-controlling interest was US$1,185 and US$674 for the Nine-month period ended September 30, 2023 and 2022, respectively. The accumulated non-controlling interest in PPC was US$684,526 as of September 30, 2023 (US$639,664 as of December 31, 2022). For the Nine-month period ended September 30, 2023, purchase of treasury stock by PPC was nil (US$89,216 for the nine-month period ended September 30, 2022). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the years indicated.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

	2023	2022
Net Revenue	12,833,915	13,341,012
Net Income	188,106	901,580
Net cash provided by operating activities	399,598	790,613

	September 30, 2023	December 31, 2022
Total assets	9,927,816	9,255,769
Total liabilities	6,836,593	6,402,493

20 Net revenue

	Nine-month period ended September 30,		Three-month period ended September 30,
	2023	2022	2023	2022
Domestic sales	40,051,153	40,226,205	13,941,824	13,512,302
Export sales	13,417,859	14,718,540	4,787,876	5,333,171
NET REVENUE	53,469,012	54,944,745	18,729,700	18,845,473

Contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Company recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	2023	2022
Trade accounts receivable	4	3,285,889	3,878,125
Contract liabilities		324,708	215,479

21 Net finance expense

	Nine-month period ended September 30,		Three-month period ended September 30,
	2023	2022	2023	2022
Exchange rate variation	103,155	437,983	45,848	33,425
Fair value adjustments on derivatives	(56,500)	(270,203)	(56,963)	(30,455)
Interest expense (1)	(1,246,500)	(978,919)	(428,803)	(329,570)
Interest income (2)	224,768	202,820	77,531	89,020
Bank fees and others	(37,787)	(227,398)	(14,450)	(47,459)
	(1,012,864)	(835,717)	(376,837)	(285,039)

Finance income	343,113	743,014	123,379	122,445
Finance expense	(1,355,977)	(1,578,731)	(500,216)	(407,484)
	(1,012,864)	(835,717)	(376,837)	(285,039)

(1)	For the nine-month period ended September 30, 2023, the amount of US$850,830 (US$659,703 as of the nine-month period ended September 30, 2022), and for the three-month period ended September 30, 2023, the amount of US$289,393 (US$215,545 as of three-month period ended September 30, 2022), respectively, refers to interest expenses from loans and financings.
(2)	For the Nine-month period ended September 30, 2023, the amount of US$89,062 (US$79,266 as of the nine-month period ended September 30, 2022), and for the three-month period ended September 30, 2023, the amount of US$28,337 (US$29,505 as of three-month period ended September 30, 2022), respectively, refers to interest income from present value adjustments. In addition, for the nine-month period ended September 30, 2023, the amount of US$61,531 (US$51,192 as of the nine-month period ended September 30, 2022), and for the Three-month period ended September 30, 2023, the amount of US$20,157 (US$19,076 as of three-month period ended September 30, 2022), respectively, refers to interest income from short-term investments.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

22 Earnings (loss) per share

Basic: Earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares (shares in thousands).

Diluted: Diluted earnings (loss) per share is calculated by dividing net income (loss) of the period attributable to common shareholders by the weighted average number of common shares outstanding during the year, adjusted for the effects of all potential common shares that are dilutive and adjusted for treasury shares held.

	Nine-month period ended September 30,		Three-month period ended September 30,
	2023	2022	2023	2022
Net income attributable to Company shareholders	(215,544)	2,550,419	117,336	812,264
Weighted average common shares	2,218,116	2,254,345	2,218,116	2,229,977
Weighted average - treasury shares	—	(21,967)	—	(7,863)
Weighted average - common shares outstanding	2,218,116	2,232,378	2,218,116	2,222,114

Basic and diluted earnings (loss) per share - (US$)	(0.10)	1.14	0.05	0.34

23 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of all the items of profit and loss that compose the Group’s profit before taxes, applying the same accounting policies as described in these condensed consolidated interim financial statements, except for the following adjustments as further described below: exclusion of share of profit of equity accounted investees, net of tax; exclusion of financial income and financial expenses, exclusion of depreciation and amortization expenses; exclusion of expenses with antitrust agreements described in note 18; exclusion of donations and social programs expenses; exclusion of impairment of assets; exclusion of restructuring and exclusion of certain other income (expenses).

Brazil: this segment includes all the operating activities from the Company, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim's Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

Australia: Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork, and fish, processing facilities in Australia and New Zealand, including the recently acquired Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Company manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operational segment are as follows:

	Nine-month period ended September 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim's Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	8,132,195	6,162,416	17,030,121	5,611,574	12,823,350	4,478,908	642,196	54,880,760	(1,411,748)	53,469,012
Adjusted EBITDA(1)	292,800	229,156	212,843	331,799	1,093,860	276,247	(7,477)	2,429,228	(1,805)	2,427,423

	Nine-month period ended September 30, 2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim's Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	8,698,999	6,225,149	16,615,446	6,137,078	13,331,003	4,756,186	652,898	56,416,759	(1,472,014)	54,944,745
Adjusted EBITDA(1)	404,259	762,818	1,886,257	564,063	1,914,734	323,805	(2,695)	5,853,241	(1,600)	5,851,641

	Three-month period ended September 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim's Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	2,958,974	2,091,562	5,953,183	2,026,552	4,356,432	1,575,241	140,697	19,102,641	(372,941)	18,729,700
Adjusted EBITDA(1)	99,250	116,063	103,008	209,173	449,760	136,181	(4,438)	1,108,997	(617)	1,108,380

	Three-month period ended September 30, 2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim's Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	3,093,694	2,241,679	5,554,088	2,124,947	4,465,455	1,664,251	226,911	19,371,025	(525,552)	18,845,473
Adjusted EBITDA(1)	157,288	339,139	481,086	190,338	562,945	93,982	(5,811)	1,818,967	(520)	1,818,447

(*)	Includes intercompany and intersegment transactions.

(1)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	Nine-month period ended September 30,		Three-month period ended September 30,
	2023	2022	2023	2022
Operating profit	725,565	4,312,088	534,890	1,332,090
Depreciation and amortization	1,571,801	1,408,470	535,936	464,590
Antitrust agreements (1)	42,200	96,742	10,500	31,300
Donations and social programs(2)	11,084	21,485	3,698	2,767
Impairment of assets (3)	20,836	17,396	(909)	—
Restructuring(4)	39,625	—	941	—
Other operating income (expense), net (5)	16,311	(4,540)	23,324	(12,300)
Elimination	1,806	1,600	617	520
Total Adjusted EBITDA for operating segments	2,429,228	5,853,241	1,108,997	1,818,967

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 18 – Provisions for legal proceedings.
(2)	Refers to the donations, as described in Note 24 – Expenses by nature.
(3)	Refers to the impairment of assets related to Planterra's plant closure during the year ended at 2023.
(4)	Refers to the project implementation of multiple restructuring initiatives mainly in the indirect subsidiary Pilgrim's Pride Corporation (PPC).
(5)	Refers to several adjustments basically in JBS USA's jurisdiction such as third-party advisory expenses related to acquisitions, marketing of social programs, insurance recovery, among others.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

Below is net revenue and total assets based on geography, presented for supplemental information.

	Nine-month period ended September 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	31,622,467	13,361,329	4,158,985	4,446,891	190,822	53,780,494	(311,482)	53,469,012
Total assets	33,826,807	17,650,586	3,601,670	5,129,745	2,063,529	62,272,337	(19,434,538)	42,837,799

	Nine-month period ended September 30, 2022
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	32,694,409	14,106,570	4,806,011	4,194,565	150,175	55,951,730	(1,006,985)	54,944,745
Total assets	28,109,293	15,931,869	3,488,692	4,446,501	2,070,127	54,046,482	(16,077,040)	37,969,442

	Three-month period ended September 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	10,979,718	4,755,130	1,478,164	1,503,806	80,424	18,797,242	(67,542)	18,729,700

	Three-month period ended September 30, 2022
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	11,192,370	4,775,672	1,714,076	1,471,062	49,850	19,203,030	(357,557)	18,845,473

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

24 Expenses by nature

The Group’s policy is to present expenses by function in the statement of income. Expenses by nature are disclosed below:

	Nine-month period ended September 30,		Three-month period ended September 30,
	2023	2022	2023	2022
Cost of sales
Cost of inventories, raw materials and production inputs	(40,815,062)	(39,027,099)	(14,096,023)	(13,574,741)
Salaries and benefits	(5,552,453)	(5,193,685)	(1,904,147)	(1,776,337)
Depreciation and amortization	(1,374,135)	(1,213,834)	(464,864)	(401,492)
	(47,741,650)	(45,434,618)	(16,465,034)	(15,752,570)
Selling
Freight and selling expenses	(2,843,955)	(2,948,867)	(944,549)	(1,029,708)
Salaries and benefits	(223,114)	(180,751)	(78,074)	(68,428)
Depreciation and amortization	(48,424)	(45,562)	(16,604)	(15,562)
Advertising and marketing	(229,107)	(242,552)	(74,770)	(86,870)
Net impairment losses	(523)	(8,327)	659	(245)
Commissions	(42,540)	(54,680)	(15,641)	(20,068)
	(3,387,663)	(3,480,739)	(1,128,979)	(1,220,881)
General and administrative
Salaries and benefits	(871,285)	(1,001,619)	(322,811)	(326,822)
Fees, services held and general expenses	(546,806)	(487,682)	(204,150)	(177,592)
Depreciation and amortization	(149,245)	(149,076)	(54,470)	(47,536)
DOJ and Antitrust agreements	(42,200)	(96,742)	(10,500)	(31,300)
Donations and social programs (1)	(11,084)	(20,436)	(3,698)	(2,291)
JBS Fund For The Amazon	—	(1,049)	—	(476)
	(1,620,620)	(1,756,604)	(595,629)	(586,017)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the Group is present and donations to the JBS Fund For The Amazon.

For the Nine-month period ended September 30, 2023, the Group incurred expenses with internal research and development, in the amount of US$5,211 (US$6,334 for the nine-month period ended September 30, 2022). For the three-month period ended September 30, 2022, the Group incurred expenses with internal research and development, in the amount of US$1,391 (US$6,245 three-month period ended September 30, 2022).

For the Nine-month period ended September 30, 2023 and 2022, other income (expenses) includes gain (losses) of sale of assets, insurance recovery, asset impairment expenses, restructuring expenses, among others.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments

Financial instruments:

Financial instruments are recognized in the condensed consolidated financial statements as follows:

	Note	September 30, 2023	December 31, 2022
Assets
Fair value through profit or loss (1)
Financial investments	3	2,924,836	1,343,149
National treasury bills	3	101,056	109,662
Derivative assets		229,777	108,505
Amortized cost (2)
Cash at banks	3	2,390,606	1,144,741
Margin cash	3	120,103	59,088
Trade accounts receivable	4	3,285,889	3,878,125
Related party receivables	8	194,997	182,268
Total		9,247,264	6,825,538
Liabilities
Amortized cost
Loans and financing	15	(21,589,923)	(17,700,148)
Trade accounts payable and supply chain finance	14	(5,739,886)	(6,531,731)
Lease		(1,856,730)	(1,721,833)
Other financial liabilities		(45,506)	(11,876)
Fair value through profit or loss
Derivative liabilities		(203,567)	(107,238)
Total		(29,435,612)	(26,072,826)

(1)	(i) CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value; (ii) national treasury bill are measured at fair value.
(2)	(i) Loans and receivables are classified as amortized cost; (ii) the trade accounts receivable are short-term and net of expected losses.

Fair value of assets and liabilities through profit or loss: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3 - Inputs used for fair value calculations which are not derived from an active market. The Group do not have any financial instruments that utilize significant level 3 inputs.

	September 30, 2023			December 31, 2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	2,924,836	2,924,836	—	1,343,149	1,343,149
National treasury bills	101,056	—	101,056	109,662	—	109,662
Derivative assets	—	229,777	229,777	—	108,505	108,505

Financial liabilities
Derivative liabilities	—	203,567	203,567	—	107,238	107,238

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on September 30, 2023 and December 31, 2022, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of the notes:

	September 30, 2023			December 31, 2022
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	1,000,000	88.86%	888,640	1,000,000	86.90%	869,040
Notes 5.13% JBS Lux 2028	900,000	95.61%	860,463	900,000	95.13%	856,188
Notes 3.00% JBS Lux 2029	600,000	84.61%	507,648	600,000	84.02%	504,108
Notes 6.50% JBS Lux 2029	77,973	95.21%	74,237	77,973	98.16%	76,537
Notes 5.50% JBS Lux 2030	1,250,000	94.07%	1,175,837	1,250,000	95.40%	1,192,475
Notes 3.75% JBS Lux 2031	500,000	81.30%	406,510	500,000	82.46%	412,280
Notes 3.00% JBS Lux 2032	1,000,000	76.49%	764,890	1,000,000	77.61%	776,110
Notes 3.62% JBS Lux 2032	1,000,000	80.70%	806,970	1,000,000	82.24%	822,410
Notes 5.75% JBS Lux 2033	2,050,000	92.55%	1,897,336	2,050,000	95.41%	1,955,805
Notes 6.75% JBS Lux 2034	1,600,000	99.02%	1,584,368	—	—	—
Notes 4.37% JBS Lux 2052	900,000	68.53%	616,752	900,000	71.80%	646,182
Notes 6.50% JBS Lux 2052	1,550,000	92.42%	1,432,510	1,550,000	96.79%	1,500,276
Notes 7.25% JBS Lux 2053	900,000	99.62%	896,553	—	—	—
Notes 5.87% PPC 2027	850,000	99.01%	841,593	850,000	99.55%	846,175
Notes 4.25% PPC 2031	1,000,000	84.91%	849,070	1,000,000	86.39%	863,940
Notes 3.50% PPC 2032	900,000	78.25%	704,241	900,000	80.72%	726,498
Notes 6.25% PPC 2033	1,000,000	96.16%	961,630	—	—	—
	17,077,973		15,269,248	13,577,973		12,048,024

Risk management:

The Group during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the last annual financial statements. There were no changes in the nature of these risks in the current period.

Below are the risks and operations to which the Company is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Company utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

a1. Interest rate risk

The quantitative data referring to the risk of exposure to the Group’s interest rates on September 30, 2023 and December 31, 2022, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of September 30, 2023 and December 31, 2022 are shown below:

	September 30, 2023	December 31, 2022
Net exposure to the CDI rate:
CRA - Agribusiness Credit Receivable Certificates	(6,354)	(5,882)
Credit note - export	(512,514)	(441,125)
Rural - Credit note - Prefixed	(1,669)	(800)
Related party transactions	1,330	1,502
CDB-DI (Bank certificates of deposit)	729,345	676,961
Margin cash	130,892	74,237
Treasury bills	—	23,774
Subtotal	341,030	328,667
Derivatives (Swap)	(1,355,500)	(1,220,527)
Total	(1,014,470)	(891,860)
Liabilities exposure to the LIBOR rate:
Prepayment	—	(292,209)
FINIMP	—	(2,823)
PPC term loan	—	(478,916)
Working Capital - Dollars	—	(3,190)
Subtotal	—	(777,138)
Derivatives (Swap)	—	295,353
Total	—	(481,785)
Net exposure to the IPCA rate:
Treasury bills	29,467	14,767
CRA - Agribusiness Credit Receivable Certificates	(1,766,306)	(1,609,636)
Margin cash	4,785	15,237
Related party transactions	113,129	104,100
Subtotal	(1,618,925)	(1,475,532)
Derivatives (Swap)	1,310,512	1,365,001
Total	(308,413)	(110,531)
Assets exposure to the CPI rate:
Margin cash	48,238	40,469
Total	48,238	40,469
Liabilities exposure to the SOFR rate:
Prepayment	(383,997)	(161,410)
Prepayment - exchange agreement	(2,982)	—
Total	(386,979)	(161,410)

Sensitivity analysis as of September 30, 2023:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Increase	12.65%	12.71%	(582)	15.81%	(32,122)	18.98%	(64,234)
IPCA	Increase	4.61%	4.62%	(39)	5.76%	(3,649)	6.92%	(7,294)
TJLP	Increase	7.00%	7.00%	—	8.75%	(13)	10.50%	(26)
CPI	Decrease	3.70%	3.69%	(6)	2.78%	(458)	1.85%	(916)
SOFR	Increase	5.31%	5.32%	(24)	6.64%	(5,273)	7.97%	(10,542)
				(651)		(41,515)		(83,012)

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

			September 30, 2023				December 31, 2022
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value
	CDI	2023	19,970	20,093	(20,198)	(105)	76,662	80,523	(77,551)	2,972
	LIBOR	2024	155,763	157,402	(158,022)	(620)	288,889	295,353	(280,251)	15,102
	IPCA	2024	107,344	137,601	(109,178)	28,423	103,021	123,845	(98,448)	25,397
	IPCA	2027	77,283	90,425	(85,858)	4,567	74,171	80,302	(80,025)	277
	IPCA	2028	88,266	104,052	(100,491)	3,561	84,712	92,333	(93,764)	(1,431)
Swap	IPCA	2030	279,575	334,129	(330,081)	4,048	268,317	296,304	(307,264)	(10,960)
	IPCA	2031	204,021	231,755	(232,353)	(598)	274,067	283,731	(300,700)	(16,969)
	IPCA	2032	125,057	143,092	(147,780)	(4,688)	172,490	177,699	(186,308)	(8,609)
	IPCA	2036	18,759	22,144	(23,848)	(1,704)	19,166	19,524	(21,408)	(1,884)
	IPCA	2037	210,512	247,313	(256,869)	(9,556)	243,786	291,262	(311,581)	(20,319)
			1,286,550	1,488,006	(1,464,678)	23,328	1,605,281	1,740,876	(1,757,300)	(16,424)

a2. Exchange rate risk

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Group’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. The Group discloses these exposures considering the fluctuations of an exchange rate in particular towards the functional currency of each subsidiary

	USD		EUR		GBP		MXN		AUD
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	3,081,639	737,591	45,456	40,184	15,330	12,202	318,241	122,588	5	7
Trade accounts receivable	726,367	1,173,723	118,242	136,478	88,272	51,302	120,515	126,037	290	86
Sales orders	583,021	597,296	44,601	41,964	22,369	13,379	—	—	—	—
Trade accounts payable	(158,814)	(154,283)	(75,803)	(92,271)	(16,030)	(18,799)	(141,871)	(52,346)	(774)	(118)
Purchase orders	(56,648)	(61,679)	(5,604)	(12,181)	—	—	—	—	—	—
Operating subtotal	4,175,565	2,292,648	126,892	114,174	109,941	58,084	296,885	196,279	(479)	(25)
FINANCIAL
Margin cash	2,852	269	—	—	—	—	—	—	—	—
Advances to customers	(37,546)	(36,204)	(1,353)	(856)	(246)	—	—	—	—	—
Loans and financing	(1,715,374)	(1,362,474)	(4,368)	(4,986)	—	—	—	—	—	—
Financial subtotal	(1,750,068)	(1,398,409)	(5,721)	(5,842)	(246)	—	—	—	—	—
Operating financial subtotal	2,425,497	894,239	121,171	108,332	109,695	58,084	296,885	196,279	(479)	(25)

Related party transactions, net	—	—	—	289,556	—	—	—	—	—	—
Total exposure	2,425,497	894,239	121,171	397,888	109,695	58,084	296,885	196,279	(479)	(25)
DERIVATIVES
Future contracts	6,349	(103,000)	(99,474)	(103,490)	(42,375)	—	—	—	—	—
Deliverable Forwards (DF´s)	(666,174)	(463,371)	66,813	84,013	(11,641)	(5,208)	(386,188)	(291,377)	2,572	943
Non-Deliverable Forwards (NDF´s)	(10,467)	3,029	2,562	(11,834)	(86,452)	(19,761)	—	—	—	—
Swap	(725)	15,101	—	—	—	—	—	—	—	—
Total derivatives	(671,017)	(548,241)	(30,099)	(31,311)	(140,468)	(24,969)	(386,188)	(291,377)	2,572	943
NET EXPOSURE IN US$	1,754,480	345,998	91,072	366,577	(30,773)	33,115	(89,303)	(95,098)	2,093	918

Net debt in foreign subsidiaries (1)	(15,458,621)	(12,816,599)	—	—	—	—	—	—	—	—

(1)	The Group includes the net debt of foreign subsidiaries in the disclosure of economic hedging exposure. Although these debts do not generate foreign exchange gains or losses (since they are foreign debts and in the functional currency of each respective country), they are translated to Brazilian Real in the consolidation, impacting the equity as exchange variation of investment, influencing the consolidated debt of the Group, and consequently the leverage indicators.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

a2.1. Sensitivity analysis and derivative financial instruments breakdown:

a2.1.1 US Dollar (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	5.0076	4.9165	(77,934)	3.7557	(1,071,086)	2.5038	(2,142,172)
Financial	Depreciation	5.0076	4.9165	39,048	3.7557	536,654	2.5038	1,073,309
Derivatives	Depreciation	5.0076	4.9165	12,524	3.7557	172,124	2.5038	344,249

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on equity	Exchange rate	Effect on equity	Exchange rate	Effect on equity
Net debt in foreign subsidiaries	Depreciation	5.0076	5.0987	(281,198)	6.2595	(3,864,655)	7.5114	(7,729,310)

			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	American dollar	Short	636	6,349	559	51	490	(872)

			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (USD)	Notional (US$)	Fair value	Notional (USD)	Notional (US$)	Fair value
Deliverable Forwards	American dollar	Short	(666,174)	(666,174)	(10,349)	(463,371)	(2,417,731)	67,658
Non-Deliverable Forwards	American dollar	Short	(10,467)	(10,467)	61	—	—	—
Non-Deliverable Forwards	American dollar	Long	—	—	—	3,029	15,804	(339)

a2.1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	5.3000	5.2040	(2,359)	3.9750	(32,549)	2.6500	(65,098)
Financial	Depreciation	5.3000	5.2040	(5,616)	3.9750	(77,488)	2.6500	(154,977)
Related party	Appreciation	5.3000	5.2040	—	3.9750	—	2.6500	—
Derivatives	Appreciation	5.3000	5.2040	560	3.9750	7,721	2.6500	15,441

			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value
Deliverable Forwards	Euro	Long	12,606	66,813	(451)	78,708	85,306	3,443
Non-Deliverable Forwards	Euro	Short	483	2,562	(171)	(11,087)	(12,016)	9

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

a2.1.3 £ - British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	6.1158	6.2332	2,165	7.6448	28,201	9.1737	56,403
Financial	Depreciation	6.1158	6.2332	—	4,7134	—	3.1423	—
Derivatives	Depreciation	6.1158	6.2332	(2,766)	7.6448	(36,032)	9.1737	(72,064)

			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value
Deliverable Forwards	British pound	Short	(1,904)	(11,641)	170	(829)	(4,869)	(193)
Non-Deliverable Forwards	British pound	Short	(14,136)	(86,452)	(176)	(3,147)	(18,476)	1,357

a2.1.4 MXN - Mexican Peso (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	0.2879	0.2928	5,132	0.3599	76,160	0.4319	152,310
Derivatives	Depreciation	0.2879	0.2928	(6,675)	0.3599	(99,069)	0.4319	(198,124)

			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (MXN)	Notional (US$)	Fair value	Notional (MXN)	Notional (US$)	Fair value
Deliverable Forwards	Mexican peso	Short	(1,341,396)	(386,188)	(164)	(1,092,527)	(272,434)	(30,362)

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

a2.1.5 AUD - Australian Dollar (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	3.2299	3.1653	10	2.4224	123	1.6150	246
Derivatives	Appreciation	3.2299	3.1653	(53)	2.4224	(660)	1.6150	(1,320)

			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (AUD)	Notional (US$)	Fair value	Notional (AUD)	Notional (US$)	Fair value
Deliverable Forwards	Australian dollar	Long	796	2,572	1	266	943	5

b. Commodity price risk

The Group operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

b1. Position balance in commodities (cattle) contracts of JBS S.A.:

Exposure in Commodities (Cattle)	September 30, 2023	December 31, 2022
Firm contracts of cattle purchase	—	2,873
Subtotal	—	2,873
DERIVATIVES
Future contracts	1	(385)
Subtotal	1	(385)
NET EXPOSURE	1	2,488

Sensitivity analysis as of September 30, 2023:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
Exposure	Risk	Current price (USD per head)	Price	Effect on income	Price	Effect on income	Price	Effect on income
Derivatives	Cattle depreciation	47	45	—	35	—	24	(1)

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

Derivatives financial instruments breakdown:

			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Long	—	1	—	21	(385)	(19)

b2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

EXPOSURE in Commodities (Grain)	September 30, 2023	December 31, 2022
OPERATING
Purchase orders	149,127	224,766
Subtotal	149,127	224,766
DERIVATIVES
Future contracts	(16,526)	(948)
Non-Deliverable Forwards	—	(30,990)
Subtotal	(16,526)	(31,938)
NET EXPOSURE	132,601	192,828

Sensitivity analysis as of September 30, 2023:

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
Exposure	Risk	Price (USD per tonne)	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	(1.99)%	(3,039)	(25.00)%	(38,253)	(50.00)%	(76,506)
Derivatives	Appreciation	(1.99)%	337	(25.00)%	4,239	(50.00)%	8,478

Derivatives financial instruments breakdown:

			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Short	2,627	(16,526)	(112)	520	(948)	(2,448)
Non-Deliverable Forwards	Commodities (Grains)	Short	—	—	—	4,000	(30,990)	684

b3. Hedge accounting of Seara Alimentos:

The derivative financial instruments designated at September 30, 2023, as hedge accounting, according to the Cash Flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	2,627	(16,526)	(112)
Future contracts	Currency	203	2,027	102
Future contracts	Euro	1,400	-14,815	-33
Future contracts	Libra Esterlina	1,000	-12,212	-12
Non Deliverable Forwards	Renminbi	-50,000	-6,848	-10
				(65)

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

b3.1. Hedge accounting:

The Group applies hedge accounting for grain purchases by the subsidiary Seara Alimentos, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument's gain or loss is recognized under "Other comprehensive income (expense)" and the ineffective amount under "Financial income (expense), net", and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

Below are the effects on the statement of income, after the adoption of hedge accounting:

	September 30, 2023	September 30, 2022
Statements of income:

Cost of sales before hedge accounting adoption	(5,976,928)	(5,194,943)

Derivatives operating income (loss)	28,089	28,545
Currency	1,577	2,476
Commodities	26,512	26,069
Cost of sales with hedge accounting	(5,948,839)	(5,166,398)

Financial income (expense), net excluding derivatives	(19,995)	16,762
Derivatives financial income (expense), net	(26,210)	(46,203)
Currency	10	(60,289)
Commodities	(24,752)	133
Interest	(1,468)	13,953
Financial income (expense), net	(46,205)	(29,441)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	September 30, 2023	December 31, 2022
Statements of other comprehensive income (expense):
Financial instruments designated as hedge accounting:	(5,057)	(38,587)
Currency	(5,118)	(3,705)
Commodities	61	(34,882)

Gain (loss) on cash flow hedge	3,136	(79,145)
Deferred income tax on hedge accounting
Total of other comprehensive income (expense)		(79,145)

Hedge cash flow movement	December 31, 2022	OCR	September 30, 2023
Hedge accounting operations at the parent company	(7,992)	3,205	(4,787)
(-) IR/CS	2,717	(1,090)	1,627
Impact of Hedge Operations on Subsidiaries	272	(272)	—
	(92)	92	—
Impact of Hedge Operations on Subsidiaries	(5,095)	1,935	(3,160)

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

	September 30, 2023	December 31, 2022
Statement of financial position:

Derivative (liabilities)/assets	(66)	(1,765)
Financial instruments designated as hedge accounting:
Commodities	(112)	(1,765)
Currency	46	—
Derivative (liabilities)/assets	(725)	18,073
Financial instruments not designated as hedge accounting:
Interest	(725)	18,073
Other comprehensive income (expense)	(4,988)	(7,720)
Currency	59	(2,595)
Commodities	(5,047)	(5,125)
Inventories	5,107	6,951
Currency	222	2,298
Commodities	4,885	4,653

Open amounts in statement of financial position of derivative assets and liabilities:

	September 30, 2023	December 31, 2022
Assets:
Not designated as hedge accounting	—	18,074
Interest	—	18,074
Current assets	—	13,267
Non-current assets	—	4,807
(Liabilities):
Designated as hedge accounting	791	1,764
Commodities	112	1,764
Currency	(46)	—
Current liabilities	—	1,765

b4. Position balance in commodities derivatives financial instruments of JBS USA:

Exposure in Commodities	September 30, 2023	December 31, 2022
OPERATIONAL
Firm contracts of cattle purchase	3,552,419	2,514,530
Subtotal	3,552,419	2,514,530
DERIVATIVES
Deliverable Forwards	(182,140)	(154,278)
Subtotal	(182,140)	(154,278)
NET EXPOSURE	3,370,279	2,360,252

Sensitivity analysis as of September 30, 2023:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
Exposure	Risk	Price (USD per head)	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	(1.98)%	(72,243)	(25.00)%	(911,242)	(50.00)%	(1,822,483)
Derivatives	Appreciation	(1.98)%	3,704	(25.00)%	46,721	(50.00)%	93,443

Derivatives financial instruments breakdown:

			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	(36,373)	(182,140)	(101,139)	(29,568)	(154,278)	(31,182)

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

c. Credit risk

The information about the exposure to weighted average loss rate, gross carrying amount, expected credit loss recognized in profit or loss and credit-impaired on financial assets were as follows:

	Weighted average loss rate	Gross carrying amount	Expected credit loss
September 30, 2023
Cash and cash equivalents	—	5,349,833	—
Margin cash	—	186,768	—
Trade accounts receivable	2.55%	3,285,889	(83,662)
Related party receivables	—	194,997	—
	—	9,017,487	(83,662)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	September 30, 2023					December 31, 2022
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	5,739,886	—	—	—	5,739,886	6,531,731	—	—	—	6,531,731
Loans and financing	1,845,056	679,372	2,310,368	16,755,127	21,589,923	1,577,047	815,045	2,396,339	12,911,717	17,700,148
Estimated interest on loans and financing (1)	1,367,972	2,008,246	1,803,876	6,395,937	11,576,031	924,346	1,837,495	1,485,208	4,441,125	8,688,174
Derivatives liabilities (assets)	203,639	—	—	—	203,639	107,238	—	—	—	107,238
Other liabilities	519,143	77,681	20,236	7,533	624,593	6,498	5,327	51	—	11,876
Payments of leases	17,897	503,186	341,566	994,080	1,856,729	342,747	500,539	313,253	853,253	2,009,792

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at September 30, 2023 and December 31, 2022. Payments in foreign currencies are estimated using the September 30, 2023 and December 31, 2022 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances at September 30, 2023 is US$32.3 billion (December 31, 2022 is US$32.9 billion).

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at September 30, 2023 is US$13,641 (US$15,416 at December 31, 2022). This guarantee exceeds the amount of the collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at September 30, 2023 is US$165,489 (US$99,288 at December 31, 2022). This guarantee exceeds the amount of the collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at September 30, 2023 is US$7,637 (US$15,505 in December 31, 2022). This guarantee exceeds the amount of the collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

Notes to the unaudited condensed consolidated interim financial information for the Nine-month period ended September 30, 2023 and 2022 (Expressed in thousands of United States dollar)

e. Risks linked to climate change and the sustainability strategy

In view the Group's operations, there is inherent exposure to risks related to climate change. Certain Group assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these financial statements.

For the Nine-month period ended September 30, 2023, Management considered as main risk the data and assumptions highlighted below:

(i) possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company's biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii) structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

26 Subsequent events

a. Regarding the conflict in the Middle East between Israel and Palestine, the Company is monitoring the development and unfolding of the situation and its potential impacts on its operations. As of the date of these financial statements, no significant impacts have been measured.

b. On October 5, 2023, a new issue of private debentures was carried out by the Company of up to US$ 339,500 (R$1.7 billion) , in five series maturing in 5, 7, 10 and 15 years, intended for the formation of Agribusiness Credit Rights that will constitute backing for the Public Offering of Agribusiness Receivables Certificates.

c. On October 12, 2023, the indirect subsidiary Pilgrim's Pride Corporation (PPC) completed the offering of senior notes in the amount of $500 million (equivalent to R$2.5 billion as of September 30, 2023) at an interest rate of 6.875% per annum, with maturity in 2034 ("6.875% PPC 2034 Notes"). The proceeds from this offering were used to pay off the PPC 2027 Notes.

* * * * *